UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*
GenTek, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37245X203
(CUSIP Number)

David C. Abrams
c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor
Boston MA 02116
(617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245X203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.

Citizenship or Place of Organization

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power**

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	8.

Shared Voting Power**

Abrams Capital Partners II, L.P. -1,749,151 (See Item 5)

Abrams Capital, LLC - 2,122,560 (See Item 5)

Pamet Capital Management, L.P. – 2,279,184 (See Item 5)

Pamet Capital Management, LLC - 2,279,184 (See Item 5)

David Abrams - 2,279,184 (See Item 5)

	9.

Sole Dispositive Power**

Abrams Capital Partners II, L.P. - 0 shares

Abrams Capital, LLC - 0 shares

Pamet Capital Management, L.P. - 0 shares

Pamet Capital Management, LLC - 0 shares

David Abrams - 0 shares

	10.

Shared Dispositive Power**

Abrams Capital Partners II, L.P. -1,749,151 (See Item 5)

Abrams Capital, LLC - 2,122,560 (See Item 5)

Pamet Capital Management, L.P. – 2,279,184 (See Item 5)

Pamet Capital Management, LLC - 2,279,184 (See Item 5)

David Abrams - 2,279,184 (See Item 5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person**

Abrams Capital Partners II, L.P. -1,749,151 (See Item 5)

Abrams Capital, LLC - 2,122,560 (See Item 5)

Pamet Capital Management, L.P. – 2,279,184 (See Item 5)

Pamet Capital Management, LLC - 2,279,184 (See Item 5)

David Abrams - 2,279,184 (See Item 5)

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent 1,381,000 shares of common stock and an aggregate of 368,151 shares issuable upon the exercise of Tranche C Warrants beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC represent (i) the above-referenced shares beneficially owned by ACP II and (ii) an aggregate of 279,947 shares of common stock and an aggregate of 93,462 shares issuable upon the exercise of Tranche C Warrants beneficially owned by certain private investment funds. Abrams Capital, LLC is the general partner of ACP II and of such private investment funds. Shares reported herein for David Abrams, Pamet Capital Management, L.P. (“Pamet LP”) and Pamet Capital Management, LLC (“Pamet LLC”) represent (i) the above-referenced shares beneficially owned by Abrams Capital, LLC and (ii) 114,551 shares of common stock and an aggregate of 42,073 shares issuable upon the exercise of Tranche C Warrants beneficially owned by certain private investment funds of which Pamet LP is investment manager and, in some cases, of which Abrams Capital, LLC is general partner. Pamet LLC is the general partner of Pamet LP. Mr. Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. Each of the Tranche C Warrants is exercisable for a number of shares equal to the product of the face number of such warrant times 3.2275. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.

Percent of Class Represented by Amount in Row (11)

Abrams Capital Partners II, L.P. 16.36% (See Item 5)

Abrams Capital, LLC - 19.68% (See Item 5)

Pamet Capital Management, L.P. – 21.06% (See Item 5)

Pamet Capital Management, LLC - 21.06% (See Item 5)

David Abrams - 21.06% (See Item 5)

14.

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

Pamet Capital Management, LLC – OO (Limited Liability Company)

David Abrams – IN

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D (as previously amended, the “Schedule 13D”) filed by the Reporting Persons with respect to their beneficial ownership of securities of GenTek, Inc. (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 1.	Security and Issuer

This statement amends the Schedule 13D, as last amended on February 12, 2009 (as amended, the “Schedule 13D”), filed by the Reporting Persons with respect to certain shares of common stock, par value $0.01 per share (“Shares”), of GenTek, Inc. (the “Issuer”), a Delaware corporation with principal offices at 90 East Halsey Road, Parsippany, NJ 07054.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D, except as noted herein.

Item 3.	Source and Amount of Funds or Other Consideration

ACP II and the other private investment funds over which Mr. Abrams ultimately has voting and/or investment control (as described in Item 5 below) acquired Shares pursuant to open-market purchases on February 17 and 18, 2009.

On February 17, 2009, (i) ACP II purchased an aggregate of 60,912 Shares at an aggregate purchase price of approximately $845,370, (ii) one or more other private investment funds for which Abrams Capital serves as general partner purchased an aggregate of 4,512 additional Shares at an aggregate purchase price of approximately $62,620, and (iii) one or more other private investment funds over which Mr. Abrams, Pamet L.P., and Pamet LLC have voting and/or investment control purchased an aggregate of 5,076 additional Shares at an aggregate purchase price of approximately $70,447, such aggregate purchase prices, in each case, being inclusive of brokerage commissions.

On February 18, 2009, (i) ACP II purchased an aggregate of 69,111 Shares at an aggregate purchase price of approximately $973,802, (ii) one or more other private investment funds for which Abrams Capital serves as general partner purchased an aggregate of 5,119 additional Shares at an aggregate purchase price of approximately $72,129, and (iii) one or more other private investment funds over which Mr. Abrams, Pamet L.P., and Pamet LLC have voting and/or investment control purchased an aggregate of 5,759 additional Shares at an aggregate purchase price of approximately $81,147, such aggregate purchase prices, in each case, being inclusive of brokerage commissions.

As described in Item 5 below, Abrams Capital, Pamet L.P., Pamet LLC and Mr. Abrams beneficially own shares held by ACP II and/or such other private investment funds. ACP II and each such other private investment fund used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons intend to review their investments in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (a) retention of the Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (b) acquisition or disposition of beneficial ownership of the Issuer’s securities in the open market, in privately negotiated transactions or otherwise, (c) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) changes in the present board of directors or management of the Issuer; (f) a material change in the present capitalization or dividend policy of the Issuer (g) other material changes in the Issuer’s business or corporate structure; (h) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by an person; (i) causing any class of the Issuer’s securities to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (j) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (k) any action similar to those enumerated above, which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their positions, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (k) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) 1,749,151 Shares (inclusive of shares acquired upon exercise of warrants), representing beneficial ownership of approximately 16,.36% of the Shares (based on information provided by the Issuer), are held by ACP II, of which Abrams Capital is the general partner and of which Pamet L.P. is the investment manager. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC, the general partner of Pamet L.P. and in such capacities has the power to vote and dispose of the Shares.

2,122,560 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 19,.68% of the Shares (based on information provided by the Issuer), are held beneficially by Abrams Capital. Such Shares include the Shares held by ACP II and an aggregate of 363,778 Shares (inclusive of Shares acquired upon exercise of warrants) held by other private investment funds for which Abrams Capital serves as general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of the Shares.

2,279,184 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 21.06% of the Shares (based on information provided by the Issuer), are held beneficially by Pamet L.P. Such Shares include the Shares held by ACP II and an aggregate of 509,567 Shares (inclusive of Shares acquired upon exercise of warrants) held by other private investment funds for which Pamet L.P. serves as investment manager. Mr. Abrams is the managing member of Pamet LLC, the general partner of Pamet L.P., and in such capacity has the power to vote and dispose of the Shares.

2,279,184 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 21.06% of the Shares (based on information provided by the Issuer), are held beneficially by Pamet LLC. Such Shares represent the Shares held beneficially by Pamet L.P., of which Pamet LLC is the general partner. Mr. Abrams is the managing member of Pamet LLC and in such capacity has the power to vote and dispose of the Shares.

2,279,184 Shares (inclusive of Shares acquired upon exercise of warrants), representing beneficial ownership of approximately 21.06% of the Shares (based on information provided by the Issuer), are held beneficially by Mr. Abrams. Such Shares include the Shares held beneficially by Abrams Capital and by Pamet LLC. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC and in such capacities has the power to vote and dispose of the Shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 7.1

Agreement, dated as of July 24, 2006, by and among ACP II, Abrams Capital, Pamet L.P., Pamet LLC and David Abrams (incorporated by reference to Exhibit 1 to the Schedule 13G relating to the Issuer filed by the Reporting Persons on July 24, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2009

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually